August 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE
Washington, D.C. 20549

Attn: Taylor Beech and Dietrich King

Re:	Falcon’s Beyond Global, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 28, 2023

File No. 333-269778

Dear Ms. Beech and Mr. King:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company” or “Falcon’s”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 10, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on June 28, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 3 to Registration Statement on Form S-4 filed on August 14, 2023

Cover Page

1.	We note you have removed the disclosure regarding the ownership of the post-combination company. Please revise to include this disclosure on your cover page.

Response: The Company has revised the disclosure on the cover page of Amendment No. 3 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 76

2.	Your disclosure on page 78 indicates that on June 23, 2023, the Company entered into an amendment to the credit agreement with Infinite Acquisition pursuant to which (i) Pubco joined as a party to the Credit Agreement, (ii) Infinite Acquisitions agreed to transfer, in its sole discretion, all or a portion of the amounts due to Infinite Acquisitions under the Credit Agreement to Infinite Acquisition’s equity holders (the “Debt Transfer(s),” all such transferred debt the “Transferred Debt” and each equity holder the “Debt Transferee”), and (iii) Pubco, the Company and Infinite Acquisitions agreed that each Debt Transferee shall have the right to cause Pubco to exchange such Debt Transferee’s Transferred Debt for shares of Pubco Series A Preferred Stock at the Acquisition Merger Closing. We further note that you have not given effect to the exchange of the Transferred Debt for Pubco Series A Preferred Stock as the exchange is contingent upon action of the Debt Transferees. Given that your planned merger is structured in such a manner that significantly different results may occur, please provide additional pro forma presentations which give effect to the exchange of the Transferred Debt for the Pubco Series A Preferred Stock or explain why you do not believe this is required. Refer to the guidance in Rule 11-02(a)(10) of Regulation S-X.

Response: The Company advises the Staff that it has revised its pro forma financial statements to include footnote 4(t) on page 91 and footnote (kk) on page 92 of Amendment No. 3 to adjust for the expected exchange of the Transferred Debt for Pubco Series A Preferred Stock at the Acquisition Merger Closing, and provided a sensitivity analysis of key financial statement line items in alternative exchange scenarios on pages 78-79 of Amendment No. 3.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 89

3.	We read your response to comment 4 and note the revisions to your disclosure; however, the 51,126,844 shares of Pubco stock to be issued for the Company units as disclosed in footnote (m) still does not agree to the number disclosed in Note 11 to FAST Acquisition Corp II audited financial statements of 48,587,077 on page F-28. Please reconcile and revise these disclosures.

Response: The Company advises the Staff that the 48,587,077 shares of Pubco common stock referred to in FAST Acquisition Corp. II’s (“FAST II”) audited financial statements do not reflect the June 2023 recapitalization of the Company and exclude the $80 million of Company Financing. Assuming $80 million of Company Financing, the number of shares of Pubco common stock issued will increase by 8,000,000, for a total consideration of 56,587,077 shares of Pubco common stock.

As a result of the June 2023 recapitalization, 5,460,233 shares of those 8,000,000 additional shares will be issued to the holder of Company Financing Units and the remaining 2,539,767 of those 8,000,000 additional shares will be issued to the holders of Company Units. Accordingly, post-recapitalization and assuming $80 million of Company Financing, 56,587,077 shares of Pubco common stock will be issued, of which (i) 5,460,233 will be issued to the holder of Company Financing Units and (ii) 51,126,844 (48,587,077 plus 2,539,767) will be issued to the holders of Company Units. The Company advises the Staff that Note 11 to FAST II’s audited financial statements on page F-28 of Amendment No. 3 has been revised to change the reference to “excluding Falcon Financing Units” to “assuming no Company Financing” to further clarify that the 48,587,077 assumed there was no Company Financing.

Background of the Business Combination, page 97

4.	We note your disclosure on pages 104-106 regarding the “Strategic Investment.” Please revise to clarify the status of this financing and whether you expect it to be finalized prior to the consummation of the business combination.

Response: The Company advises the Staff that the Strategic Investment was completed on July 27, 2023. The Company has revised the disclosure on pages 24-25, 204 and 241 of Amendment No. 3 to reflect the completion of the Strategic Investment and the Exhibit Index to include the Subscription Agreement entered into by Falcon’s Creative Group, LLC, a wholly-owned subsidiary of the Company (“FCG”) and QIC Delaware, Inc., an affiliate of the Qiddiya Investment Company, in connection with the Strategic Investment, and the amended and restated limited liability company agreement of FCG (the “LLCA”). The Company has included the Subscription Agreement in this Amendment No. 3 and will include the LLCA in its next amendment to the Registration Statement.

The Company further advises the Staff that the parties are in the process of renegotiating certain provisions of the LLCA. As such, the Company has not reflected the Strategic Investment in the pro forma financial statements. The Company will finalize the accounting treatment of the Strategic Investment once such renegotiations are completed, and any required changes resulting from such renegotiations will be reflected in the next amendment to the Registration Statement.

Sources and Uses, page 157

5.	We read your response to comment 8 and note your revised disclosure. However, it is not clear why the amounts in these tables do not agree to the pro forma financial information and we re-issue our comment in its entirety:

●	Please reconcile pro forma existing net debt reflected in the estimated sources and uses tables to the amounts reflected on the pro forma balance sheet.

●	Please reconcile the amount of estimated transaction expenses reflected in these tables to the transaction expenses disclosed in footnote 4(c) on pages 87 and 88 of the registration statement.

●	Please reconcile the cash to balance sheet amounts under the no redemption and maximum redemption scenarios to the amounts reflected in the pro forma balance sheet.

●	Please explain why your sources of funds on page 157 lists private placement proceeds of $80 million while footnote 4(e) on page 88 indicates proceeds of $60 million.

Response: The Company has revised the disclosure on pages 82 and 161 of Amendment No. 3 to address the Staff’s comment. In addition, the Company respectfully submits the reconciliation tables set forth below to show the calculations for each of Cash in Trust Account & Unrestricted FAST II Balance Sheet Cash, Pro Forma Existing Net Debt, and Estimated Transaction Expenses, in each of the “no redemptions” and “maximum redemptions” scenarios. Each line items shown in the reconciliation tables ties to a discrete line item of the same amount in the pro forma balance sheet on page 82. The cash to balance sheet amount shown in the sources and uses tables is reflective of the overall transaction, and therefore includes the entire $80 million private placement. However, $58.2 million of the private placement was funded as of the March 31, 2023 date of the pro forma balance sheet, so the pro forma balance sheet reflects only an additional $21.8 million of private placement proceeds. The cash to balance sheet in the sources and uses tables consists of total sources less the other uses, as set forth below in the relevant reconciliation tables. The Note references in the reconciliation tables refer to the relevant notes to the pro forma balance sheet in Amendment No. 3.

No Redemption Scenario

Cash in Trust Account & Unrestricted FAST II Balance Sheet Cash
($ in thousands)

FAST II Cash and cash equivalents		$675
FAST II Investments held in Trust Account		73,615
Financing Adjustments Investments held in Trust Account	Note 3	1,000
Total		$75,290

Pro Forma Existing Net Debt
($ in thousands)

Company Cash and cash equivalents		$(1,551)
Company Current portion of long-term debt		8,478
Company Long-term debt, net of current portion		24,665
Financing Adjustments Cash and cash equivalents – Revolving Credit Facility	Note 3	(5,959)
Financing Adjustments Long-term debt, net of current portion – Revolving Credit Facility	Note 3	5,959
Debt before Debt-to-Equity Conversion		20,000
Total		$51,592

Estimated Transaction Expenses
($ in thousands)

Cash expenses Payable to Jefferies at close	Note 4(b)	$4,000
Company cash transactions expenses at close	Note 4(c)	18,980
FAST II cash transactions expenses at close	Note 4(c)	7,827
Expected repayment of FAST II working capital loan	Note 4(d)	1,100
Total		$31,907

Cash to Balance Sheet
($ in thousands)

Total Sources		$692,753
(–) Pubco Common Stock issued to Company Unitholders		(485,871)
(–) Estimated Transaction Expenses		(31,907)
(–) Pro Forma Net Debt		(31,592)
(–) Debt-to-Equity Conversion		(20,000)
Total Cash to Balance Sheet		$123,383

Maximum Redemption Scenario

Cash in Trust Account & Unrestricted FAST II Balance Sheet Cash
($ in thousands)

FAST II Cash and cash equivalents		$675
FAST II Investments held in Trust Account		73,615
Financing Adjustments Investments held in Trust Account	Note 3	1,000
Transaction Adjustments Investments held in Trust Account	Note 4(q)	(73,525)
Total		$1,765

Pro Forma Existing Net Debt
($ in thousands)

Company Cash and cash equivalents		$(1,551)
Company Current portion of long-term debt		8,478
Company Long-term debt, net of current portion		24,665
Financing Adjustments Cash and cash equivalents – Revolving Credit Facility	Note 3	(5,959)
Financing Adjustments Long-term debt, net of current portion – Revolving Credit Facility	Note 3	5,959
Debt before Debt-to-Equity Conversion		20,000
Total		$51,592

Estimated Transaction Expenses
($ in thousands)

Cash expenses Payable to Jefferies at close	Note 4(b)	$4,000
Company cash transactions expenses at close	Note 4(c)	18,980
FAST II cash transactions expenses at close	Note 4(c)	7,827
Expected repayment of FAST II working capital loan	Note 4(d)	1,100
Reduction of cash expenses Payable to Jefferies at close	Note 4(b)	(2,000)
Reduction of Company cash transactions expenses at close	Note 4(c)	(4,000)
Reduction of FAST II cash transactions expenses at close	Note 4(c)	(1,750)
Total		$24,157

Cash to Balance Sheet
($ in thousands)

Total Sources		$619,228
(–) Pubco Common Stock issued to Company Unitholders		(485,871)
(–) Estimated Transaction Expenses		(24,157)
(–) Pro Forma Net Debt		(31,592)
(–) Debt-to-Equity Conversion		(20,000)
Total Cash to Balance Sheet		$57,608

General

6.	We note you have removed disclosure throughout your filing that Infinite Acquisitions will be the controlling shareholder of the post-combination company. Please revise to include such disclosure, or tell us why it is no longer applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that following the consummation of the Business Combination, Infinite Acquisitions LLLP (“Infinite Acquisitions”) will be a significant shareholder of the Company as disclosed on page 279 of Amendment No. 3. However, it will not hold more than 50% of the voting power for the election of the Company’s directors, and it will not receive any additional or special rights in the Company other than the voting of its shares. As part of Amendment No. 2 to the Registration Statement, the Company had deleted the references to Infinite Acquisitions being the controlling shareholder formerly appearing on the prospectus cover page and pages 17, 20, 21, 76, 82, 155, and 225 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in order to align the disclosure throughout the Registration Statement with the beneficial ownership of securities table appearing on pages 258-259 of Amendment No. 1, which reflected a percentage of voting power of Infinite Acquisitions of 44.81% in the “no redemptions” scenario and 47.69% in the “maximum redemptions” scenario. In this Amendment No. 3, Infinite Acquisitions’ percentage of voting power remains below 50% in both the “no redemptions” and “maximum redemptions” scenarios. Accordingly, Infinite Acquisitions will be a significant shareholder, but not a controlling shareholder of the Company holding over 50% of the voting power.

* * *

Please do not hesitate to contact Joel Rubinstein (212) 819-7642 or James Hu (212) 819-2505 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Jonathan Rochwarger, Marie Elena Angulo, White & Case LLP

Stefan G. de Pozsgay, Evan M. D’Amico, Gibson, Dunn & Crutcher LLP